Max A. Webb

Assistant Director

Julie Bell

Staff Attorney

United States Securities and Exchange Commission

Mail Stop 3561

Washington DC 20549

202-551-3522

RE:	Kat Racing, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 5, 2008
Registration No: 333-144504

Dear Mr. Webb and Ms. Bell;

The following are the responses to your comment letter of May 16, 2008.

Prospectus

General

1.

 We note your response to our prior comment 5.  There still appears to be discrepancies throughout the prospectus as to whether Kat Racing will or will not manufacture off-road racing cars.   It appears that all sections of the disclosure with the exception of the entire Risk Factors section, Nature of Business section on page 37 and the first paragraph of Note 1 to the Financial Statements on page F-8 contemplate that Kat Racing will not manufacture off-road racing cars, please revise the above noted sections accordingly.  To the extent Kat Racing will manufacture off-road racing cars, please revise the remaining disclosure accordingly.

Remaining disclosures have been revised to show that Kat Racing will manufacture off-road racing cars.

2.

We note that the last sentence of the first paragraph refers to an offering of 365 days and the next-to-last sentence of the second paragraph refers to an offering of 180 days.  Please revise for consistency.

Has been revised to 180 days.

The Offering, page 5

3.

We note your response to our prior comment 20 and reissue.  We do not understand why there is no liquidity premium for the shares, or why investors would purchase shares and agree that if they sold them it would be without the possibility of profit.   Either revise the price or explain why investors have agreed to this price and provide us with a copy of the private placement memorandum.

Price has been revised to $0.10.

Summary Financial Information, page 6

4.

Refer to prior comment 11.  Please update the cumulative period operations data from the period of inception (December 5, 2005) through March 31, 2008.    You current disclosure is through September 30, 2007.  In addition, the summary financial information for the six months ended March 31, 2008 should be provided on a comparative basis.  Therefore, please include comparative financial information for the six months ended March 31, 2007.

Comparatives have been updated and added.

5.

Discuss any matters that might cause the data reflected herein not to be indicative of future results of operations. For example, discuss that your general and administrative expenses may be higher in the future because you are currently not paying any salaries.

Additional discussion added.

Risk Factors, page 7

6.

In the next amendment please remove the second sentence.  If you are aware of additional material risks, please disclose them.  We also suggest making the reference to “Securities” in this paragraph lower case.

Sentence removed and Securities made into securities.

Proceeds of Sale will not go to the Company, page 12

7.

Refer to prior comment 19.  Please consider changing the title of this risk factor.  The current title indicates that none of the proceeds from the sale of common stock will be available to the Company.  However, the proceeds from sale of the 2,000,000 newly issued shares of this offering will be available to the Company.

Title changes to Proceeds of Sale of Shares Held by Existing Shareholders will not go to the Company.

Use of Proceeds, page 16

8.

 Please revise the amounts in the table so that each column totals correctly.

Column totals reviewed and revised.

Selling Security Holders, page 17

9.

 We note your response to our prior comment 24 and reissue.  Please disclose in the prospectus the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by Todd Bauman SEP and Bauman 1994 Trust.  Please refer to Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to the CF Manual of Telephone Interpretations.

This disclosure has been added to the prospectus.

Background of Directors, Executive Officers, Promoters and Control Persons, page 23

10.

 We note in the paragraph describing Kenny Thatcher’s background that there is a waiting list to get a car built or fixed by Kat Metal Worx, Inc.  Given that Kat Racing has one built car which has not yet been sold to a customer, please discuss in the prospectus if Kat Racing plans to sell cars to any of the customers on the Kat Metal Worx, Inc. waiting list and how many cars Kat Metal Worx, Inc. has built.

The following disclosure has been added on page 28 of the General Description of Business section.

We are following up with past Kat Metal Worx clients as possible future clients for services and products.  We are also anticipating making Kat Racing the only marketing arm of Kat Metal Worx and having all of the sales go through Kat Racing.  Kat Metal Worx has built up its own client base over its years in existence.  When Kat Racing was started two years ago Kat Metal Worx had a waiting list of cars to be built.  In the time since then, that list has been depleted through cars having been built and sold or through the withdrawal of names by the clients.  To date Kat Metal has built 6 cars in ’06, 1 in ’07 and 2 cars are nearly completed in ’08.

Description of Business, page 28

11.

 We note your response to our prior comment 32.  Please provide a discussion of how you test your parts in real-world conditions to ensure high quality cars and products.  To the extent your discussion in the last full paragraph on page 35 with respect to using lower grade parts and accessories to drastically reduce the cost of your products would impact your ability to test your parts in real-world conditions to ensure high quality cars and products, please provide a discussion of this as well.

We test our parts in the off road racing circuits such as SCORE International, Best in the Desert and Southern Nevada Off Road Enthusiasts. We also do testing in the desert to insure quality.  We still test the lower grade parts and accessories in testing situations for use on the pre runners and sand buggies.  Lower grade parts would not be used in racecars.  We choose certain random races each year in which our clients use our products and cars in their racing and after the races the cars are inspected by Kat Racing.

General, page 28

12.

  We note your response to our prior comment 34 and reissue in part.  Will Kat Metal Worx, Inc. charge you for any labor or overhead costs in building a car?  Are there any safeguards against inappropriate billing arrangements to protect public shareholders?

Kat Metal Worx, Inc. will not charge for any labor or overhead in building a car.  Kat Racing is charged only for parts and Kat Racing submits such parts bills to random price checks to ensure accuracy.

13.

We note your response to our prior comment 33.   Please provide a description of what marketing activities have been started on the services side to include repair and maintenance.  Also provide the basis for the statement that you expect to have revenues from the service side shortly.

Kat Racing is currently stressing its repair and maintenance services on its website and in communications with prospective customers.   Given initial interest, Kat expects that it will have beginning revenues from the service side in the near future.

Principal Products and Market(s), page 28

14.

 We note your response to our prior comment 36.  Please delete the last sentence of paragraph 3 on page 32.  Additionally, please provide a title for each of the columns in the table on the bottom of page 32 so investors can understand what information is being provided by the four columns.

Sentence deleted and additional column titles added.

Notes to the Financial Statements, page F-8

Note 1: Summary of Significant Accounting Policies, page F-8

15.

 Refer to prior comment 48.  Please expand your warranty expense and product liability accounting policy to clarify the basis of the initial reserve, considering that there will be no historical rates of claims on which to base the reserve.

Additional discussion has been added to this Note.

Note 2:  Common Stock, page F-12

16.

 Refer to prior comment 52.  We note your response that your disclosure was conformed to the wording from the notes to the financial statements.   However, disclosure on page 18 still states that you sold the 5,749,000 shares of common stock for $287,450.  We therefore reissue the comment.  Please reconcile and revise your disclosure as necessary.  In addition, we note on page 5 your disclosure that the selling shareholders had paid $0.05 for their shares.   However, on page 64 you disclose that Julie Bauman was issued 2,000,000 in exchange for cash of $5,000 or $.0025 per share and Kenny Thatcher was issued 400,000 shares in exchange for cash in the amount of $2,000 or $0.005 per share.  Please reconcile and revise your disclosure as necessary.

These numbers have been reconciled throughout the document.

Part II

Recent Sales of Unregistered Securities, page 64

17.

 Please revise the second paragraph of this section to disclose whether you are relying on Rule 504 or Rule 505 of Regulation D.  Also, please revise the discrepancy between the second sentence of the second paragraph which states that shares of the common stock were sold to 25 parties with the disclosure in the last sentence in the second full paragraph on page 36 that shares of common stock were sold to 27 parties.

Revised to disclose it was sold under Rule 504.   Clarifying language has been added to note that the two officers and directors received shares in addition to the 25 others sold to.

Exhibits, page 64

18.

 Please list which exhibits have been previously filed.

Exhibit list revised to notate previously filed items.

19.

We note that a new legality opinion to cover all of the shares being registered was not filed with this amendment.  Please file a new legality opinion with the filing of your next amendment.

New opinion added.

Signatures, page 67

20.

 Please revise the signature page for the registrant.  The registration statement should be signed by the registrant.  Refer to Instructions for Signatures of Form-S-1.

Registrant signature noted.

Regards,

/s/ Kenny Thatcher

Kenny Thatcher

President and Director

Kat Racing, Inc.